Banner Resources Inc.
Suite 302, 2484 Haywood Avenue
West Vancouver, British Columbia, Canada V7V 1Y1
Tel: (604) 926-0508

March 17, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Dear Sir:
Re:	Banner Resources Inc. (the "Company") Registration Statement on Form SB-2 Filed March 1, 2006 Request for Acceleration of Effective Date File No. 333-128586

On behalf of the Company and pursuant to Rule 461 of Regulation C, we request an acceleration of the effective date of the registration statement on Form SB-2 (Commission File No. 333-128586) filed by the Company, to take effect 11:00 a.m. EST on March 22, 2006, or as soon as thereafter possible.

We confirm that we are aware of our obligations under the Securities Act of 1933.

Feel free to call the writer if you have any questions, at (604) 926-0508.
Yours truly, /s/ James H. Disher James H. Disher, President and Director of Banner Resources Inc.